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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
December 16, 2007

EMPIRE WATER CORPORATION
formerly Cascade Coaching Corp.
(Exact name of registrant as specified in its charter)

NEVADA	**000-52256**
(State or other jurisdiction of incorporation)	(Commission File No.)

25 Orchard Road
Lake Forest, California 92630
(Address of principal executive offices and Zip Code)

(949) 768-1600
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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ITEM 5.01   CHANGES IN CONTROL OF THE REGISTRANT

On December 16, 2007, James M. Jack returned all of our shares to us for cancellation. Mr. Jack owned 22,500,000 shares or 41.37% of the total outstanding shares of common stock.   After Mr. Jack returned his shares to us for cancellation, there were 31,893,000 shares outstanding. Alfred Nutt, our sole officer and director owns 22,500,000 shares of common stock or 70.55% of the total outstanding shares after Mr. Jack returned his shares to us. After Mr. Jack returned his shares to us, other than Mr. Nutt, no person owned more than 5% of the total shares of common stock outstanding.

ITEM 5.02   DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS

On December 17, 2007, James M. Jack resigned as an officer and director of the Company. Mr. Jack did not have any disagreements with the Company over is operations, policies or practices. On the same date, Alfred Nutt, our current secretary/treasurer, principal financial officer, principal accounting officer and a member of the board of directors, replaced Mr. Jack as president and principal executive officer. Mr. Jack's vacancy on the board of directors was not filed as of the date of this report..

ITEM 8.01   OTHER EVENTS

On December 18, 2007 we changed our name from Cascade Coaching Corp. to Basin Water Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated this 21st day of December, 2007.

EMPIRE WATER CORPORATION

BY: <u>ALFRED NUTT</u>
Alfred Nutt, President and Principal Executive Officer

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